(all amounts are in U.S. dollars except where otherwise indicated)

Gildan Activewear Reports Strong Results for the Fourth Quarter of 2018

•	Q4 2018 GAAP diluted EPS of $0.29, up 16%, adjusted diluted EPS[1] of $0.43, up 39% over last year and in-line with Company guidance

•	Net sales of $742.7 million, up 13.6% in the quarter driven by activewear growth of 22%

•	Operating margin and adjusted operating margin[1] up 100 and 230 basis points, respectively, over prior year driven by 300 basis point improvement in SG&A as a percentage of sales

•	Strong free cash flow[1] in Q4 drives full year free cash flow of $429 million

•	Projected GAAP EPS and adjusted diluted EPS growth for 2019 of 17% and 10%, respectively, at midpoint of guidance, on projected sales growth in the mid-single-digit range

•	Company announces seventh consecutive annual 20% increase in quarterly dividend

•	Renewal of normal course issuer bid to repurchase up to 5% of issued and outstanding common shares

Montreal, Thursday, February 21, 2019 - Gildan Activewear Inc. (GIL: TSX and NYSE) today announced results for the fourth quarter and year ended December 30, 2018, and initiated guidance for 2019.

We ended 2018 on a strong finish, meeting our full year financial targets after successfully navigating through unanticipated weather impacts and supply chain disruptions during the year, and executing well on our organizational consolidation initiatives. Strong performance in the fourth quarter reflected an increase of 16% in GAAP diluted EPS, and an increase of 39% in adjusted diluted EPS, driven by sales growth of approximately 14% and a 230 basis point improvement in adjusted operating margin over the same quarter last year. On a full year basis, we reported GAAP diluted EPS of $1.66, up 3% over the prior year, and adjusted diluted EPS of $1.86, up 8% on sales growth of close to 6%, in-line with our latest guidance for adjusted diluted EPS of $1.85 to $1.87 and mid-single-digit sales growth.

We were pleased with the underlying factors supporting our financial performance for the year. Sales growth for 2018 was driven by gains in key focus areas, including continued growth in fashion basics, strong double digit growth in international and global lifestyle brands sales, new private label program wins, which shipped primarily in the fourth quarter, and the doubling of our e-commerce sales. Operationally, we made good progress on initiatives related to the organizational consolidation we announced at the beginning of the year. We were able to drive operational efficiencies across the organization and reduce our SG&A expenses, while driving top line growth. In the fourth quarter alone, SG&A expenses as a percentage of sales improved by 300 basis points, and for the full year, despite planned increases in distribution and e-commerce investments in the first half of the year, SG&A expenses as a percentage of sales improved 100 basis points over 2017. We generated strong free cash flow of $429 million for the year, exceeding our initial guidance for 2018. We also completed the buyback of 12.6 million shares under our normal course issuer bid program. Combined with dividends, the Company returned more than $460 million to shareholders in 2018, and today, we announced the seventh consecutive 20% increase in the amount of our quarterly dividend and the renewal of our normal course issuer bid to repurchase up to 5% of our issued and outstanding common shares.

Overall, 2018 was a solid year of execution on our key growth drivers while driving increased efficiency across the organization. As a result, we generated a higher return on net assets (RONA)1, an important measure of performance for the Company. RONA for 2018 improved to 15.6%, up 70 basis points from 14.9% in 2017.

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

Fourth Quarter Results
Net sales for the fourth quarter ended December 30, 2018 of $742.7 million were up 13.6% compared to the fourth quarter of 2017 driven by a 22.3% increase in activewear sales, partly offset by a 7.9% sales decline in the hosiery and underwear category, which was anticipated. The increase in the activewear category in the fourth quarter, where we generated $569 million in net sales, was mainly due to higher unit sales volumes, a better product-mix driven primarily by higher fleece shipments, and higher net selling prices. Activewear volume growth reflected higher shipments of imprintable products in North America and a 29% increase in international shipments, as well as higher sales to global lifestyle brands and retailers. Sales in the hosiery and underwear category totaled $173 million, as anticipated, down $15 million from the fourth quarter last year primarily due to lower Gildan® sock sales in mass and lower mass retailer replenishment of Gildan® underwear in the quarter, partly offset by shipments under one of our new private label underwear programs in the fourth quarter.

Gross margin in the fourth quarter was down 80 basis points to 26.3% compared to the prior year quarter. The decrease was mainly due to higher raw material and other input costs, activewear growth ramp up costs, and the flow through of the balance of the costs related to supply chain disruptions which we incurred earlier in the year. These factors more than offset the benefit from higher net selling prices and more favourable product-mix compared to the prior year quarter.

SG&A expenses for the fourth quarter of 2018 of $95.5 million were down 8% compared to $103.9 million in the fourth quarter of 2017. As a percentage of sales, SG&A expenses were 12.9%, down 300 basis points from 15.9% in the fourth quarter last year primarily reflecting the benefit of cost reductions driven by our organizational consolidation and a higher sales base. Operating margin and adjusted operating margin in the fourth quarter of 2018 were 10.5% and 13.5%, respectively, better by 100 and 230 basis points, respectively, compared to the fourth quarter of 2017. The improvement was mainly due to lower SG&A expenses as a percentage of sales, partly offset by a lower gross margin.

We incurred $21.7 million and $34.2 million of restructuring and acquisition-related costs in the fourth quarter of 2018 and for the full year, respectively. These costs primarily related to the Company’s organizational realignment and the consolidation of textile and sock manufacturing, warehouse distribution, and garment dyeing operations. We had initially projected restructuring and acquisition-related costs for 2018 to be in the range of $15 to $20 million. The higher than previously anticipated restructuring and acquisition-related costs were largely associated with the consolidation of textile manufacturing and sock production capacity, as well as the closure of an additional distribution facility in North Carolina, which were not assumed in our initial guidance. With respect to textile manufacturing, during the fourth quarter of 2018, we made the decision to close our AKH textile facility in Honduras, which was acquired as part of the Anvil acquisition in 2012, and was operating in leased premises outside of our large manufacturing complex in Rio Nance. We transitioned this production that was largely for fashion basics products into our new state-of-the art Rio Nance 6 textile facility, which we are ramping up with new equipment geared for more efficient production of fashion basics. In addition, during the fourth quarter, we began the consolidation of our sock operations, integrating the majority of our sock production in Honduras into our Rio Nance 4 facility, with our Rio Nance 3 facility now largely focusing on our garment dyeing operations.

Income tax expense for the quarter was $10.0 million compared to $1.2 million in the fourth quarter of 2017.  Income tax expense in both periods included deferred income tax expense adjustments of $7.6 million and $1.7 million respectively, associated with restructuring and acquisition-related actions and the impact of tax rate changes2.  On a full year basis for 2018, the effective income tax rate, excluding the impact of restructuring and acquisition-related costs and the aforementioned deferred tax adjustments, was 3.3%, slightly lower than the anticipated full year tax rate of 4%.

Net earnings totaled $59.6 million or $0.29 per share on a diluted basis for the three months ended December 30, 2018, compared with net earnings of $54.9 million or $0.25 per share for the three months ended December 31, 2017. Adjusted net earnings1 of $88.9 million were up 31.5% from $67.6 million in the fourth quarter last year. We generated adjusted diluted EPS for the fourth quarter of $0.43, up 38.7% compared to last year mainly due to higher adjusted operating income and the benefit of a lower share count compared to the prior year, partly offset by higher financial and income tax expenses.

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.
(2) These deferred tax adjustments are included in the reconciliation of net earnings to adjusted net earnings.  Please refer to “Definition and reconciliation of non-GAAP financial measures” in this press release.

We generated strong free cash flow of $252.4 million in the fourth quarter, up $86.7 million over the prior year quarter due mainly to higher earnings, more favourable working capital changes, and slightly lower capital expenditures. Full year free cash flow totaled $428.9 million and was in line with the increased guidance we provided in August calling for free cash flow in excess of $425 million. Capital expenditures for the fourth quarter amounted to $26.2 million bringing our full year capital expenditures at $125.2 million for the year, in line with our guidance. Capital expenditures for the quarter and for the full year reflected investments primarily in textile capacity and related sewing expansion, distribution, and information technology. During the fourth quarter we repurchased 664,289 common shares for cancellation at a total cost of $19.6 million completing a total of 12.6 million common share repurchases for the full year of 2018 at a total cost of $367.5 million. Net debt1 at the end of the year amounted to $622.3 million and our net debt leverage ratio1 of 1.0 times net debt to trailing twelve months adjusted EBITDA1 for 2018 was in-line with our target leverage framework.

Full Year Results
Net sales of $2,908.6 million in 2018 were up 5.7% over last year and in line with our guidance. Sales growth for the year reflected a 13.6% increase in activewear sales, partly offset by a 17.0% decline in the hosiery and underwear category as projected in our latest guidance. The increase in activewear sales was driven by higher unit sales volume and net selling prices, more favourable product mix, and positive foreign exchange impacts compared to the prior year. Activewear unit volume growth was mainly due to higher shipments of imprintable products in the U.S., including fashion basics and fleece products, combined with strong double digit unit sales volume growth in international markets and higher unit sales of global lifestyle brand products. The decline in the hosiery and underwear category was mainly due to lower sock volumes in the mass market channel, particularly as a result of the shift to private label brands by mass retailers, as well as declines in licensed and Gold Toe® brand sales. Favourable product-mix was driven by higher sales of fleece and fashion basics and higher value sock sales.

Gross margin for 2018 totaled 27.7%, down 140 basis points over the prior year, mainly due to higher raw material and other input costs, as well as higher manufacturing costs primarily related to disruptions in our supply chain which occurred earlier in the year, and costs related to the ramp up of activewear capacity, partly offset by higher net selling prices and the benefit of a richer product-mix compared to last year.

SG&A expenses of $368.5 million were down $8.8 million, or 2.3% over the prior year, and as a percentage of sales, SG&A expenses in 2018 decreased by 100 basis points compared to 2017. The improvement in SG&A expenses was mainly due to the benefit of cost reductions resulting from our organizational realignment which we began to implement at the start of the year. We generated cost reductions from the consolidation of marketing, sales, distribution and administrative functions which more than offset investments related to e-commerce and distribution capabilities primarily in the first half of the year. SG&A expenses as a percentage of sales for the second half of 2018 were 12.3%, down 220 basis points compared to 14.5% in the second half of 2017, and exceeded our guidance calling for SG&A expenses as a percentage of sales in the second half of the year to be lower by 100 to 200 basis points compared to the prior year due to better than anticipated cost management. In line with our latest guidance, operating margin of 13.9% for 2018 was down 70 basis points over the prior year, and adjusted operating margin of 15.0% was slightly down by 40 basis points compared to 2017, primarily reflecting the gross margin decline which more than offset the benefit of lower SG&A expenses as a percentage of sales.

Net earnings for 2018 were $350.8 million, down from $362.3 million in 2017. On a diluted basis, GAAP EPS totaled $1.66, up 3.1% from $1.61 in the prior year. Adjusted net earnings for 2018 were $393.1 million or $1.86 per diluted share, up 1.6% and 8.1%, respectively, compared to adjusted net earnings of $386.9 million or $1.72 per diluted share in 2017, and in line with the Company's guidance of adjusted diluted EPS of $1.85 to $1.87. The increase in adjusted net earnings for 2018 over the prior year was mainly due to the contribution of higher sales, which more than offset the decline in adjusted operating margin and higher financial expenses. GAAP EPS and adjusted EPS on a diluted basis also benefited from a lower share count. Adjusted EBITDA1 for the year totaled $595.5 million, coming in just slightly under the low end of our guidance range.

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

Outlook
For 2019, we are projecting GAAP diluted EPS growth of 17% and adjusted diluted EPS growth of 10% over 2018, at the midpoint of our guidance range, on projected sales growth in the mid-single-digit range. We are initiating guidance for 2019 calling for GAAP diluted EPS of $1.90 to $2.00, and adjusted diluted EPS in the range of $2.00 to $2.10 after excluding the impact of projected restructuring and acquisition-related costs of approximately $20 million, which we expect to incur as we drive operational efficiencies across the organization. Adjusted diluted EPS in the first half of the year is projected to be down compared to the first half of 2018, and higher in the second half of 2019 over the same period in the prior year. Adjusted EBITDA for 2019 is expected to be in excess of $630 million and we expect to generate approximately $350 to $400 million in free cash flow for 2019.

Sales growth in 2019 is expected to be driven by higher sales volume in key growth areas, including fashion basics, international markets, global lifestyle brands, and strong underwear growth. Projected sales growth also assumes the benefit of favourable product-mix and selling price increases to cover higher raw material and other input costs. The positive impact of these factors on sales are expected to be partly offset by anticipated lower sales of activewear basics and socks, as well as an unfavourable impact of foreign exchange.

Projected growth in adjusted diluted EPS for 2019 reflects our sales growth assumptions, continued cost benefits from supply chain initiatives which are expected to start to flow through in the latter part of 2019, SG&A leverage and the benefit of share repurchases. These positive factors are projected to be partly offset by higher raw material and other input costs, including inflationary pressures. While raw material costs are expected to be up for the full year, the unfavourable impact is expected to be more meaningful in the first half of the year. For the full year we are targeting gross margin in line with the prior year level and we are targeting SG&A expenses as a percentage of sales to continue to improve over 2018 levels. Accordingly, operating margin for 2019 is expected to be slightly higher than 2018 and our income tax rate is projected to be approximately 4%.

We are projecting adjusted diluted EPS of $0.24-$0.26 for the first quarter of 2019, down from adjusted EPS of $0.34 in the first quarter of 2018, as a result of high raw material and other input cost pressures and a mid to high-single-digit sales decline projected in the first quarter of 2019. We are projecting lower sales of imprintables in the first quarter this year, as we do not anticipate the same level of distributor restocking that occurred in the same quarter last year in advance of the price increase implemented in the latter part of the first quarter of 2018. Our sales projection for the first quarter of 2019 also assumes lower sales in the hosiery and underwear category, ahead of the roll-out of our new private label men’s underwear program which is planned to ship during the second and third quarters of 2019. These sales impacts are expected to normalize as we move into the second quarter, with sales growth expected during the remaining quarters of the year, aligning to deliver our overall sales guidance for 2019. Finally, the full year unfavourable impact of foreign exchange on sales is expected to be more meaningful in the first half of 2019.

For 2019, the Company is projecting capital expenditures of approximately $125 million primarily for the continued development of the Rio Nance 6 facility in Honduras, investments in existing textile facilities, sewing capacity expansion to align with increases in textile capacity, as well as expenditures in information technology.

Increase in Quarterly Dividend and Renewal of Normal Course Issuer Bid
The Board of Directors has approved a 20% increase in the amount of the current quarterly dividend and has declared a cash dividend of $0.134 per share, payable on April 1, 2019 to shareholders of record on March 7, 2019. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends. This is the Company's seventh consecutive annual 20% increase in the quarterly dividend since inception of the dividend.

Gildan received approval from the Toronto Stock Exchange (TSX) to renew its normal course issuer bid (NCIB) commencing on February 27, 2019 to purchase for cancellation up to 10,337,017 common shares, representing approximately 5% of the Gildan’s issued and outstanding common shares. As of February 14, 2019, Gildan had 206,740,357 common shares issued and outstanding. Gildan is authorized to make purchases under the NCIB until February 26, 2020 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative trading systems, if eligible, or by such other means as a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. Under the bid, Gildan may purchase up to a maximum of 136,754 common shares daily through TSX facilities, which represents 25% of the average daily trading volume on the TSX for the most recently completed six calendar months. The price to be paid by Gildan for any common shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order.

Gildan's current NCIB which was initially approved by the TSX on February 21, 2018 and subsequently amended on August 1, 2018, authorized Gildan to repurchase for cancellation up to 21,575,761 common shares. During the three months ended December 30, 2018, Gildan repurchased for cancellation a total of 664,289 common shares under its current NCIB at a total cost of $19.6 million. During the twelve months ended February 14, 2019, Gildan repurchased for cancellation a total of 12,634,693 common shares under its NCIB through the facilities of the TSX and of the NYSE for a total cost of $367.5 million and at a weighted average price paid per common share of approximately $29.09.

Gildan’s management and the Board of Directors believe the repurchase of common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue organic growth and complementary acquisitions.

Adoption of Advance Notice By-Law
The Company announced today that its board of directors approved the adoption of an advance notice by-law (the Advance Notice By-law), establishing a reasonable framework for advance notice of nominations of directors by shareholders of the Corporation. Among other things, the Advance Notice By-law fixes deadlines by which shareholders must submit a notice of director nominations to the Company prior to any annual or special meeting of shareholders where directors are to be elected and sets out the information that a shareholder must include in the notice. The Advance Notice By-law has been prepared to meet the guidelines of proxy advisory firms, including Institutional Shareholder Services Inc. (ISS), and the requirements of the Toronto Stock Exchange, and is similar to the advance notice by-laws adopted by many other Canadian public companies.

The Advance Notice By-law will be placed before shareholders for confirmation at the next annual meeting of shareholders scheduled to be held on May 2, 2019. If shareholders do not approve the ordinary resolution confirming the adoption of the Advance Notice By-Law, it will no longer be valid. A copy of the Advance Notice By-law will be available under the Company's profile at www.sedar.com and a copy and a summary of the Advance Notice By-Law will be included in the management information circular which will be sent to shareholders in due course.

Disclosure of Outstanding Share Data
As at February 14, 2019, there were 206,740,357 common shares issued and outstanding along with 2,662,446 stock options and 105,573 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference Call Information
Gildan Activewear Inc. will hold a conference call to discuss fourth quarter 2018 results and its business outlook today at 8:30 AM ET. A live audio webcast of the conference call will be available on Gildan's website or on the following link: http://www.gildancorp.com/events. To access the conference call, dial toll-free (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and enter passcode 48115845#. A replay will be available for 30 days starting at 11:00 AM ET by dialing toll-free (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering the same passcode or by audio webcast on Gildan's corporate website.

Notes
This release should be read in conjunction with the attached unaudited condensed financial statements as at and for the three and twelve months ended December 30, 2018. Gildan’s Management’s Discussion and Analysis and its audited consolidated financial statements for the fiscal year ended December 30, 2018 are expected to be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission on or before February 22, 2019, and will also be provided on Gildan's website at that time.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in U.S.$ millions, except per share amounts or otherwise indicated)	Three months ended			Twelve months ended
	December 30, 2018	December 31, 2017	Variation (%)	December 30, 2018	December 31, 2017	Variation (%)
Net sales	742.7	653.7	13.6%	2,908.6	2,750.8	5.7%
Gross profit	195.4	177.0	10.4%	806.0	801.2	0.6%
SG&A expenses	95.5	103.9	(8.1)%	368.5	377.3	(2.3)%
Restructuring and acquisition-related costs	21.7	11.0	n.m.	34.2	22.9	49.3%
Operating income	78.2	62.0	26.1%	403.2	401.0	0.5%
Adjusted operating income(1)	99.9	73.0	36.8%	437.4	423.9	3.2%
Adjusted EBITDA(1)	138.0	114.0	21.1%	595.5	586.1	1.6%
Financial expenses	8.7	5.9	47.5%	31.0	24.2	28.1%
Income tax expense	10.0	1.2	n.m.	21.4	14.5	47.6%
Net earnings	59.6	54.9	8.6%	350.8	362.3	(3.2)%
Adjusted net earnings(1)	88.9	67.6	31.5%	393.1	386.9	1.6%
Diluted EPS	0.29	0.25	16.0%	1.66	1.61	3.1%
Adjusted diluted EPS(1)	0.43	0.31	38.7%	1.86	1.72	8.1%
Gross margin	26.3%	27.1%	(0.8) pp	27.7%	29.1%	(1.4) pp
SG&A expenses as a percentage of sales	12.9%	15.9%	(3.0) pp	12.7%	13.7%	(1.0) pp
Operating margin	10.5%	9.5%	1.0 pp	13.9%	14.6%	(0.7) pp
Adjusted operating margin(1)	13.5%	11.2%	2.3 pp	15.0%	15.4%	(0.4) pp

Cash flows from operating activities	274.1	199.1	37.7%	538.5	613.4	(12.2)%
Capital expenditures	26.2	33.6	(22.0)%	125.2	94.8	32.1%
Free cash flow(1)	252.4	165.7	52.3%	428.9	519.2	(17.4)%

As at (in U.S.$ millions)	December 30, 2018	December 31, 2017
Inventories	940.0	945.7
Trade accounts receivable	317.2	243.4
Net indebtedness(1)	622.3	577.2
Net debt leverage ratio(1)	1.0	1.0
(1) Please refer to "Non-GAAP Financial Measures" in this press release.
n.m. = not meaningful

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in U.S.$ millions or otherwise indicated)	Q4 2018	Q4 2017	Variation (%)	YTD 2018	YTD 2017	Variation (%)
Activewear	569.3	465.4	22.3%	2,321.4	2,043.1	13.6%
Hosiery and underwear	173.4	188.3	(7.9)%	587.2	707.7	(17.0)%
	742.7	653.7	13.6%	2,908.6	2,750.8	5.7%

Net sales were derived from customers located in the following geographic areas:

(in U.S.$ millions or otherwise indicated)	Q4 2018	Q4 2017	Variation (%)	YTD 2018	YTD 2017	Variation (%)
United States	641.8	565.3	13.5%	2,484.9	2,381.2	4.4%
Canada	34.8	33.0	5.5%	120.8	131.1	(7.9)%
International	66.1	55.4	19.3%	302.9	238.6	26.9%
	742.7	653.7	13.6%	2,908.6	2,750.9	5.7%

Non-GAAP Financial Measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in U.S.$ millions, except per share amounts)	December 30, 2018	December 31, 2017	December 30, 2018	December 31, 2017
Net earnings	59.6	54.9	350.8	362.3
Adjustments for:
Restructuring and acquisition-related costs	21.7	11.0	34.2	22.9
Income tax expense relating to restructuring and acquisition-related actions(1)	6.6	3.3	6.1	3.3
Income tax expense (recovery) related to the revaluation of deferred income tax assets and liabilities due to statutory income tax rate changes(2)	1.0	(1.6)	2.0	(1.6)
Adjusted net earnings	88.9	67.6	393.1	386.9
Basic EPS	0.29	0.25	1.66	1.62
Diluted EPS	0.29	0.25	1.66	1.61
Adjusted diluted EPS	0.43	0.31	1.86	1.72
(1) These income tax expenses relate to the Company’s internal organizational realignment. Pursuant to the initiation and completion of this organizational realignment plan, the Company reassessed the recoverability of its deferred income tax assets and the valuation of its deferred tax liabilities in the respective jurisdictions affected, resulting in an increase to deferred income tax expense in fiscal 2018 and 2017 of $6.1 million and $3.3 million, respectively.

(2) The income tax expense for the impact of income tax rate changes are primarily related to the impact of U.S. tax reform, reflecting the reduction in the U.S. statutory federal tax rate that took effect in 2018.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in U.S.$ millions, or otherwise indicated)	December 30, 2018	December 31, 2017	December 30, 2018	December 31, 2017
Operating income	78.2	62.0	403.2	401.0
Adjustment for:
Restructuring and acquisition-related costs	21.7	11.0	34.2	22.9
Adjusted operating income	99.9	73.0	437.4	423.9

Operating margin	10.5%	9.5%	13.9%	14.6%
Adjusted operating margin	13.5%	11.2%	15.0%	15.4%

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in U.S.$ millions)	December 30, 2018	December 31, 2017	December 30, 2018	December 31, 2017
Net earnings	59.6	54.9	350.8	362.3
Restructuring and acquisition-related costs	21.7	11.0	34.2	22.9
Depreciation and amortization	38.0	41.0	158.1	162.2
Financial expenses, net	8.7	5.9	31.0	24.2
Income tax expense	10.0	1.2	21.4	14.5
Adjusted EBITDA	138.0	114.0	595.5	586.1

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended		Twelve months ended
(in U.S.$ millions)	December 30, 2018	December 31, 2017	December 30, 2018	December 31, 2017
Cash flows from operating activities	274.1	199.1	538.5	613.4
Cash flows used in investing activities	(22.9)	(33.6)	(110.9)	(210.0)
Adjustment for:
Business acquisitions	1.2	0.2	1.3	115.8
Free cash flow	252.4	165.7	428.9	519.2

Total indebtedness and Net indebtedness
Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	December 30, 2018	December 31, 2017
Long-term debt and total indebtedness	669.0	630.0
Cash and cash equivalents	(46.7)	(52.8)
Net indebtedness	622.3	577.2

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company uses, and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company.

(in U.S.$ millions, or otherwise indicated)	December 30, 2018	December 31, 2017
Adjusted EBITDA for the trailing twelve months	595.5	586.1
Adjustment for:
Business acquisitions	—	0.3
Pro-forma adjusted EBITDA for the trailing twelve months	595.5	586.4

Net indebtedness	622.3	577.2
Net debt leverage ratio	1.0	1.0

Return on net assets
Return on net assets (RONA) is defined as the ratio of adjusted net earnings, excluding net financial expenses and the amortization of intangible assets (excluding software) net of income tax recoveries, to average net assets for the last five quarters. Net assets is defined as the sum of total assets, excluding cash and cash equivalents, deferred income taxes, and the accumulated amortization of intangible assets (excluding software), less total current liabilities. The Company uses RONA as a performance indicator to measure the efficiency of its invested capital.

(in U.S.$ millions)	December 30, 2018	December 31, 2017
Average total assets	3,084.0	3,060.8
Average cash and cash equivalents	(48.9)	(48.6)
Average deferred income taxes	—	(0.5)
Average accumulated amortization of intangible assets, excluding software	138.6	117.1
Average total current liabilities	(299.5)	(254.7)
Average net assets	2,874.2	2,874.1

	Twelve months ended
(in U.S.$ millions, or otherwise indicated)	December 30, 2018	December 31, 2017
Adjusted net earnings	393.1	386.9
Financial expenses, net (nil income taxes in both years)	31.0	24.2
Amortization of intangible assets, excluding software (net of income tax recovery of nil in 2018 and $5.0 million in 2017)	22.9	15.8
Return	447.0	426.9
RONA	15.6%	14.9%

Caution concerning forward-looking statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, gross margin, SG&A expenses, restructuring and acquisition-related costs, operating margin, adjusted operating margin, adjusted EBITDA, diluted earnings per share, adjusted diluted earnings per share, income tax rate, free cash flow, and capital expenditures. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans;

•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social, and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;

•
the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	changes in third-party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

•
exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia-Pacific and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Gold Toe®, Anvil®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus™, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. Our product offering includes activewear, underwear, socks, hosiery, and legwear products sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms. In addition, we sell directly to consumers through our own direct-to-consumer platforms.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. With over 50,000 employees worldwide Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive Genuine Responsibility™ program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuinegildan.com, respectively.

Investor inquiries:
Sophie Argiriou
Vice President, Investor Communications
(514) 343-8815
sargiriou@gildan.com

Media inquiries:
Garry Bell
Vice President, Corporate Marketing and Communications
(514) 744-8600
gbell@gildan.com

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	December 30, 2018	December 31, 2017
Current assets:
Cash and cash equivalents	$46,657	$52,795
Trade accounts receivable	317,159	243,365
Income taxes receivable	1,689	3,891
Inventories	940,029	945,738
Prepaid expenses, deposits, and other current assets	77,377	62,092
Total current assets	1,382,911	1,307,881
Non-current assets:
Property, plant and equipment	990,475	1,035,818
Intangible assets	393,573	401,605
Goodwill	227,362	226,571
Other non-current assets	10,275	8,830
Total non-current assets	1,621,685	1,672,824
Total assets	$3,004,596	$2,980,705
Current liabilities:
Accounts payable and accrued liabilities	$346,985	$258,476
Total current liabilities	346,985	258,476
Non-current liabilities:
Long-term debt	669,000	630,000
Deferred income taxes	12,623	3,713
Other non-current liabilities	39,916	37,141
Total non-current liabilities	721,539	670,854
Total liabilities	1,068,524	929,330
Equity:
Share capital	159,858	159,170
Contributed surplus	32,490	25,208
Retained earnings	1,740,342	1,853,457
Accumulated other comprehensive income	3,382	13,540
Total equity attributable to shareholders of the Company	1,936,072	2,051,375
Total liabilities and equity	$3,004,596	$2,980,705

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Twelve months ended
	December 30, 2018	December 31, 2017	December 30, 2018	December 31, 2017
Net sales	$742,748	$653,695	$2,908,565	$2,750,816
Cost of sales	547,360	476,724	2,102,612	1,949,597
Gross profit	195,388	176,971	805,953	801,219
Selling, general and administrative expenses	95,474	103,930	368,546	377,323
Restructuring and acquisition-related costs	21,713	11,023	34,228	22,894
Operating income	78,201	62,018	403,179	401,002
Financial expenses, net	8,693	5,888	31,045	24,186
Earnings before income taxes	69,508	56,130	372,134	376,816
Income tax expense	9,956	1,181	21,360	14,482
Net earnings	59,552	54,949	350,774	362,334
Other comprehensive income (loss), net of related income taxes:
Cash flow hedges	(20,146)	3,747	(10,158)	(27,071)
Actuarial loss on employee benefit obligations	(1,694)	(64)	(1,694)	(64)
	(21,840)	3,683	(11,852)	(27,135)
Comprehensive income	$37,712	$58,632	$338,922	$335,199
Earnings per share:
Basic	$0.29	$0.25	$1.66	$1.62
Diluted	$0.29	$0.25	$1.66	$1.61

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Twelve months ended
	December 30, 2018	December 31, 2017	December 30, 2018	December 31, 2017
Cash flows from (used in) operating activities:
Net earnings	$59,552	$54,949	$350,774	$362,334
Adjustments to reconcile net earnings to cash flows from (used in) operating activities:
Depreciation and amortization	37,985	40,976	158,076	162,150
Other	24,089	2,818	44,179	13,049
	121,626	98,743	553,029	537,533
Changes in non-cash working capital balances:
Trade accounts receivable	82,897	115,658	(79,707)	38,924
Income taxes	732	(4,399)	2,115	(5,424)
Inventories	33,971	(6,250)	2,182	27,102
Prepaid expenses, deposits and other current assets	1,083	5,099	(13,807)	(5,227)
Accounts payable and accrued liabilities	33,793	(9,717)	74,732	20,452
Cash flows from operating activities	274,102	199,134	538,544	613,360

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(23,818)	(32,879)	(107,654)	(91,951)
Purchase of intangible assets	(2,422)	(731)	(17,566)	(2,845)
Business acquisitions	(1,204)	(216)	(1,303)	(115,776)
Proceeds on disposal of property, plant and equipment	4,577	267	15,649	542
Cash flows used in investing activities	(22,867)	(33,559)	(110,874)	(210,030)

Cash flows from (used in) financing activities:
(Decrease) increase in amounts drawn under long-term bank credit facilities	(202,000)	(75,000)	39,000	30,000
Dividends paid	(23,118)	(20,457)	(94,566)	(84,822)
Proceeds from issuance of shares	1,057	2,916	3,243	4,900
Repurchase and cancellation of shares	(19,590)	(56,173)	(367,529)	(328,616)
Share repurchases for settlement of non-Treasury RSUs	(6,458)	(6,280)	(7,229)	(6,280)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(6,142)	(4,520)	(6,142)	(4,520)
Cash flows used in financing activities	(256,251)	(159,514)	(433,223)	(389,338)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(305)	(438)	(585)	606
Net increase (decrease) in cash and cash equivalents during the period	(5,321)	5,623	(6,138)	14,598
Cash and cash equivalents, beginning of period	51,978	47,172	52,795	38,197
Cash and cash equivalents, end of period	$46,657	$52,795	$46,657	$52,795

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